LARREA BIOSCIENCES CORPORATION
4119 Montrose, Suite 230, Houston, Texas 77006
Phone: (832) 695-0096

October 2, 2006

U. S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Brian K. Bhandari, Staff Accountant
Mail Stop 3561

RE: Larrea Biosciences Corporation

File No. 000-50281

Dear Mr. Stehlik:

This letter is in response to the staff’s comment letter dated September 1, 2006 regarding the Item 4.02. For the convenience of the staff, we have set forth below the staff’s comment followed by our response. We have also filed via EDGAR the amended Form 8-K.

Question 1.

Please tell us if you believe the Form 8-K or periodic report you filed includes all of the required Item 4.02 Form 8-K disclosures, and was filed timely (within four business days of the event that triggered the filing obligation), or if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion. Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

Response 1. We agree with the Commissions position as outlined in its letter dated September 1, 2006 and have filed a Form 8-K Item 4.02 containing required disclosure.

Please feel free to contact the undersigned at 832-433-7022 if the staff has any questions or comments.

Sincerely,

/s/ Peter Smetek

CEO